                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 8 December 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                     [LOGO]

                              BANK OF IRELAND GROUP
            INTERIM RESULTS FOR THE 6 MONTHS ENDED SEPTEMBER 30, 2006

FORWARD LOOKING INFORMATION


Certain of the statements contained herein are forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty which are, in many instances, beyond our control and have been made based upon management's expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on us will be those anticipated by management. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to:

-  risks and uncertainties relating to profitability targets;

-  prevailing interest rates;

- the performance of the Irish and U.K. economies and the international capital markets;

-  our ability to expand certain of our activities;

-  competition;

-  regulatory developments;

- our ability to achieve the estimated benefits under our transformation program designed to transform our support services and retail manufacturing structure;

- our ability to address information technology issues and the availability of funding sources;

- risks related to the credit quality of our borrowers and Irish, U.K. and general economic conditions;

- market risks associated with fluctuations in short- and long-term interest rates, foreign exchange rates and equity prices;

-  operational risks inherent in our business;

- risks related to legal, regulatory and governmental requirements and oversight;

- risks associated with strategic decisions regarding organic growth, the competitive environment and potential acquisitions; and

-  our insurance subsidiaries' inherent risk regarding claims provisions.

We do not undertake to release publicly any revision or update to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

OVERVIEW

The interim financial information contained in this Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant's medium-term notes contained in the Registrant's Registration Statement on Form F-3 to be filed with the Securities and Exchange Commission on the date of this report, as such prospectus may be amended or supplemented from time to time. The interim financial information contained in this Form 6-K was prepared for distribution in the United States.

The Bank of Ireland Group is pleased to announce an excellent performance for the six-month period to 30 September 2006. Total profit before tax (PBT) is up 5% to (E)887 million and basic earnings per share up 3% to 76.7c. However, this performance includes certain items which management believe may obscure the trends that management uses to evaluate the performance of the business. The profit before tax amount of these items are:


                                                      30-9-2006    30-9-2005
                                                           (E)M         (E)M
                                                 ----------------------------
a)  Gain on disposal of business assets                      40          183
b)  Gross up of policyholder tax in the Life                 15           31
business
c)  Hedge ineffectiveness on transition to IFRS              (1)         (21)
d)  Costs associated with restructuring                     (19)         (10)
programmes

                                                 ---------------------------
Total items before tax                                       35          183
                                                 ---------------------------
Total items after tax                                        16          150
                                                 ---------------------------



Excluding the above, profit before tax is up 28% to (E)852 million and EPS is up 27% to 73.0c. This performance is driven by the rigorous execution of strategy against a backdrop of strongly performing economies.

Our strategy is to maximise our returns from our leading position in Ireland, substantially grow our businesses in the UK and grow our portfolio of niche, skill-based businesses internationally. New business growth across the Group is strong with loans and resources both up 24%. Cost growth is firmly contained and the Strategic Transformation Programme is ahead of target. We continue to make significant progress in achieving efficiency gains across the Group and our cost/income ratio was 52% in the reporting period. The continuing benign credit environment has contributed to the exceptionally low loan loss charge, which at 9bps annualised remains significantly below trend.

The reorganisation we announced in mid-September 2006 (effective 1 October 2006) with the creation of our new Capital Markets Division now aligns our structure more closely to our strategy. This Division, together with Retail Financial Services Ireland and UK Financial Services Divisions, are all delivering strong momentum and excellent profit performance.

We completed, on 31 October 2006, the sale of our 90.444% equity stake in our stockbroking firm, Davy, for a cash consideration of (E)316.55 million. The profit on disposal after tax is expected to be approximately (E)225 million and will be reflected in the results for the year ending 31 March 2007.

DIVISIONAL PERFORMANCE

DIVISIONAL PERFORMANCE: PROFIT BEFORE TAX

                                                         30-9-2006          30-9-2005                 %
                                                              (E)M               (E)M            CHANGE
                                                  -----------------------------------------------------
Retail Republic of Ireland                                     339                268                26
Bank of Ireland Life                                            82                 99               (17)
Wholesale Financial Services                                   253                166                52
UK Financial Services                                          222                350               (37)
Asset Management Services                                       33                 51               (35)
Group Centre                                                   (42)               (86)              (51)
                                                  -----------------------------------------------------
Profit before tax                                              887                848                 5
                                                  -----------------------------------------------------


RETAIL REPUBLIC OF IRELAND


Retail Republic of Ireland delivered an excellent performance for the half-year to 30 September 2006 with pre-tax profit growth of 26% to (E)339 million.
Total operating income rose by 15% and operating expenses by 6% -- a 9% cost-income gap. This excellent performance was enabled by the continuing buoyancy of the Irish economy and the strength of our leading franchise in
Ireland: broad distribution platform; extensive suite of retail and business banking products and services; commitment to service excellence and focus on efficiency.

RETAIL REPUBLIC OF IRELAND: INCOME STATEMENT


                                              30-9-2006         30-9-2005           %
                                                   (E)M              (E)M      CHANGE
                                       ----------------------------------------------
Net interest income                                 632               546          16
Other income*                                       189               168          13
                                       -----------------------------------------------
Total operating income                              821               714          15
Total operating expenses                           (449)             (423)          6
Impairment losses on loans and                      (33)              (23)         43
advances
                                       -----------------------------------------------
Profit before tax                                   339               268          26
                                       -----------------------------------------------

* Includes share of associates/joint ventures.

Income growth was driven by the strong business momentum across our retail activities with total lending and resource growth of 25% and 16% respectively. In Business Banking, our focus on strengthening our competitive position in the SME (Small and Medium Enterprise) segment has delivered with September 2005 to September 2006 growth in our loan book of 29%. Our mortgage business loan book grew by 25% compared to September 2005. Interest rate increases are beginning to impact on affordability, particularly in the residential property first time buyer segment. While the mortgage market remains highly competitive, our distribution capability and service proposition have ensured that Bank of Ireland retains a leading position for mortgages in Ireland. Our Private Banking business performed particularly well. Our personal lending book grew by 19% with credit card volumes buoyant.

Cost management was excellent and we achieved significant improvement in the cost/income ratio with a reduction from 59% to 55%.

The impairment losses on loans and advances were (E)33 million or 16 bps annualised as a percentage of average advances. This compares to (E)23 million or 14 bps annualised for September 2005 and reflects the rise in volume and changing mix of business. Asset quality remains excellent.

BANK OF IRELAND LIFE

Profits before tax in Bank of Ireland Life, the Group's life and pensions business, decreased by (E)17 million from (E)99 million to (E)82 million.
A lower gross up of policyholder tax by (E)16 million (offset in the Group tax charge) was the main contributing factor in this decrease.

Excluding the impact of this item, profit before tax fell by 1% or (E)1 million from (E)68 million in the 6 months to September 2005 to (E)67 million in the six months to September 2006 and was lower than the previous half year due to a negative investment variance of (E)4 million compared to a positive contribution in the prior period. The prior period also benefited from the positive impact of a 0.5% reduction in the discount rate to 7.5%. There was no change to the discount rate in the current reporting period.

Operating profit grew by 27% to (E)71 million. Impressive sales growth and effective cost control were the main drivers of this performance.


LIFE BUSINESS: INCOME STATEMENT


                                  30-9-2006          30-9-2005                   %
                                       (E)M               (E)M              CHANGE
                           -------------------------------------------------------
Income                                  121                104                  16
Costs                                   (50)               (48)                  4
                           -------------------------------------------------------
Operating profit                         71                 56                  27
Investment variance                      (4)                 8
Discount rate change                     --                  4
Gross up of policyholder                 15                 31
tax
                           -------------------------------------------------------
Profit before tax                        82                 99                 (17)

                           -------------------------------------------------------


The Life business achieved excellent growth in new sales volumes with a 26% increase to (E)199 million on an annual premium equivalent basis. The completion of the investment last year in our new life administrative platforms has resulted in the Life company achieving significant efficiency gains in the processing of new life business volumes and plans are well advanced for further enhancement of our pension processing capability for individual pensions.

The Bank of Ireland Life business has a leading position in the Irish market resulting from the combination of our multi-channel distribution platform and unique sales model. This combination together with the continuing favourable economic and demographic backdrop ensures the outlook for the Life business remains positive.

WHOLESALE FINANCIAL SERVICES

The Wholesale Financial Services Division (WFS) comprises Corporate Banking, Global Markets, Davy Stockbrokers and IBI Corporate Finance. Profit before tax in WFS increased by 52% to (E)253 million for the six months to September 2006.

WFS: INCOME STATEMENT


                                              30-9-2006         30-9-2005                %
                                                   (E)M              (E)M           CHANGE
                                       ----------------------------------------------------
Net interest income                                 282               181               56
Other income                                        126               130               (3)
                                       ----------------------------------------------------
Total operating income                              408               311               31
Total operating expenses                           (151)             (128)              18
                                       ----------------------------------------------------
Total operating profit                              257               183               40
Impairment losses on loans and
advances                                             (4)              (17)             (76)
                                       ----------------------------------------------------
Profit before tax                                   253               166               52
                                       ----------------------------------------------------

Total operating income rose by 31% to (E)408 million for the six months to September 2006 driven principally by strong lending volumes, higher margin and higher loan fee income earned in Corporate Banking. Lending volumes increased by 20% and margins improved, reflecting the mix in the loan book. The growth in net interest income and other income is distorted by the categorisation of income under IAS 32 and 39. Excluding this impact, net interest income grew by 40% and other income grew by 19%.

Operating expenses rose by 18% driven by a combination of continuing investment, higher performance related pay, higher volume, inflation and higher compliance spend.

Credit quality remains good with impairment losses on loans and advances of
(E)4 million for the six months to September 2006, or 4bps annualised when expressed as a percentage of the loan portfolio. This compares to (E)17 million or 19bps annualised in the first six months of the prior year. Corporate Banking continues to benefit from the current benign credit environment together with some provision write-backs, amounting to (E)16 million, during the period.

WFS:  BUSINESS UNIT PROFIT BEFORE TAX


                                                     30-9-2006         30-9-2005             %
                                                          (E)M              (E)M        CHANGE
                                              ------------------------------------------------
Corporate Banking                                          158                90           76
Global Markets                                              71                63           13
Other                                                       24                13           85
                                              -----------------------------------------------
Profit before tax                                          253               166           52
                                              -----------------------------------------------

Corporate Banking delivered particularly strong profit growth of 76% for the first half of this year, resulting from strong growth in lending volumes and overall margins. The strategy in Corporate Banking is to continue to grow both our domestic franchise and to broaden our international business by focusing on niche skills-based activities. This is yielding results with the delivery of impressive loan and profit growth.

Our Global Markets business delivers a comprehensive range of risk management products to the Group's customer base and acts as Treasurer for the Group. Profit for the period increased by 13% in challenging market conditions. We continue to broaden the geographic scope of our activities, further build on our technical capability with the recruitment of highly skilled teams, and work closely with other Group businesses to deliver an integrated service to our customers. In October 2006 we also opened a treasury operation in the US.

The other businesses within the Division, Davy and IBI Corporate Finance, continued to perform well during the period.

On 31 October 2006, the Bank completed the sale of its 90.444% stake in Davy to the management and staff of Davy. The profit on the disposal is expected to be approximately (E)225 million after tax and will be reflected in the results for the year ending 31 March 2007.

UK FINANCIAL SERVICES (STERLING)

The UK Financial Services Division (UKFS), which incorporates Business Banking, our Mortgage business and our joint ventures with the UK Post Office, delivered an excellent performance during the period demonstrating the success of our restructuring and investment programmes over the last 18 months.

UK FINANCIAL SERVICES: INCOME STATEMENT

                                 30-9-2006        30-9-2005             %
                             POUND STERLING M  POUND STERLING M        CHANGE
                        -------------------------------------------------------
Net interest income                  255             230              11
Profit on disposal of                 --             124
business activities
Other income*                         70              60              17
                        -------------------------------------------------------
Total operating income               325             414             (21)
Total operating                     (165)           (169)             (2)
expenses
Impairment losses on                 (8)             (7)              14
loans and advances
                        -------------------------------------------------------
Profit before tax                    152             238             (36)
                        -------------------------------------------------------

* Note: includes share of associates/joint ventures



Profit before tax fell by Pound Sterling86 million or 36%, from Pound Sterling238 million to Pound Sterling152 million. However, this performance is not directly comparable as the previous half year benefited from a gain of Pound Sterling124 million on the disposal of the Bristol and West branch network, which is included in total operating income above. Excluding this impact, profit before tax increased by 33% from Pound Sterling114 million to Pound Sterling152 million.

Total operating income fell by 21% from Pound Sterling414 million for the period to 30 September 2005 to Pound Sterling325 million for the period to 30 September 2006. Excluding the gain on disposal of the Bristol and West branch network during the period to 30 September 2005, total operating income rose by 12% from Pound Sterling290 million to Pound Sterling325 million due to very strong volume growth for both lending 25%, and resources 35%, the key drivers of performance, together with good growth in other income with fee income from the sales of insurance products in the Post Office Financial Services joint venture (POFS) a particular feature. These factors are somewhat offset by the loss of trading income as a result of the disposal of the Bristol and West branch network, which contributed Pound Sterling21 million to income in the prior period.

Operating expenses decreased by 2% from Pound Sterling169 million for the half year to 30 September 2005 to Pound Sterling165 million for the half-year to 30 September 2006, due to the effect of the disposal of the Bristol and West branch network, which had operating expenses of Pound Sterling24 million in the prior period. This is partly offset by higher costs in the current period due to the timing of marketing expenditure relating to new product launches in POFS and volume related expenses in our Business Banking activities.

Impairment losses on loans and advances are similar to last year at 5 bps annualised and overall asset quality remains strong.

UKFS: BUSINESS UNIT PROFIT BEFORE TAX

                                         30-9-2006          30-9-2005
                                     POUND STERLING M    POUND STERLING M        % CHANGE
                                  -------------------------------------------------------
Mortgages                                       74                 65                 14
Business Banking                                70                 54                 30
Consumer Financial Services:                    11                  7                 57
----------------------------------------------------------------------
     -   POFS                           (8)               (12)
     -   FRES (post tax)                 19                19
----------------------------------------------------------------------
Disposal of BWFS                                --                 (4)
Other*                                          (3)                (8)                 63
                                  -------------------------------------------------------
                                               152                114                 33

Gain on disposal of Bristol and                 --                124
West branch network
                                  -------------------------------------------------------
Profit before tax                              152                238                (36)
                                  -------------------------------------------------------


* Note: includes the amortisation of intangible assets associated with the UK Post Office Financial Services (September 2006: Pound Sterling4m, September 2005: Pound Sterling4m).

The Mortgage business delivered a profit of Pound Sterling74 million, an increase of 14% for the half year. The residential mortgage book increased by 15% to Pound Sterling23 billion with particularly strong growth in both our self-certified and buy-to-let specialist portfolios, which increased 29% and 24% respectively. Total operating income growth was 8% as margin attrition impacted net interest income whilst costs remained flat half-year on half-year. Credit performance remains excellent with our arrears levels significantly below the industry average and the loan loss charge for mortgages showed no change from September 2005. Our commitment to service excellence, and a particular focus on the intermediary channel, which represents 90% of our overall business, has resulted in this strong performance in our niche segments in an increasingly competitive environment.

The performance of Business Banking is a particular highlight with profit before tax increasing by 30% to Pound Sterling70 million. Our investment in building a high-performing team of business bankers has delivered very strong results. Total operating income and costs grew by 22% and 14% respectively. Asset quality remains strong. Volume growth is high with loan book growth of 47% and resource growth of 25%.

Customer acquisition continues at an increasing pace in our joint venture with the UK Post Office (POFS). Customer numbers have increased to 660,000 by end-September with the business now adding over 50,000 new customers every month. We are experiencing strong sales growth in our insurance and credit card products and we have attracted over Pound Sterling1 billion in our Instant Saver accounts since launch in April 2006. The losses in the joint venture continue to decline, down by 33% to Pound Sterling8 million in the half-year to September 2006.

Against the backdrop of a challenging market, profit remained unchanged from our second joint venture with the UK Post Office for the provision of personal foreign exchange services, First Rate Exchange Services (FRES).

ASSET MANAGEMENT SERVICES

ASSET MANAGEMENT SERVICES: INCOME STATEMENT


                                     30-9-2006          30-9-2005
                                          (E)M               (E)M           % CHANGE
                            ---------------------------------------------------------
Net interest income                          3                  5               (40)
Other income                               103                110                (6)
                            ---------------------------------------------------------
Total operating income                     106                115                (8)
Total operating expenses                   (73)               (64)               14
                            ---------------------------------------------------------
Profit before tax                           33                 51               (35)

Asset Management Services (AMS) comprises Bank of Ireland Asset Management
(BIAM), Bank of Ireland Securities Services (BoISS), our holdings in Iridian Asset Management (92%), Guggenheim Advisors (71.5%) and the 50% joint venture we established with private equity firm Paul Capital in June 2006, Paul Capital Investments. Profit before tax for the Division for the half-year to 30 September 2006 was (E)33 million, a decrease of (E)18 million over the prior period reflecting the impact of the mandate losses in BIAM in the current and prior periods. Fund outflows from BIAM have slowed with funds under management at 30 September 2006 of (E)43 billion compared to (E)45 billion as at 31
March 2006.

The focus within the Division over the last six months has been on accelerating the turnaround in performance in BIAM with the restructuring of the investment management team, continuing the product diversification and the integration of newly acquired businesses within the Division.

GROUP CENTRE

Group Centre, which comprises earnings on surplus capital, unallocated support costs and some smaller business units, loss before tax reduced from (E)86 million in the half year to 30 September 2005, to (E)42 million in the six months to September 2006 and mainly reflects a gain on disposal of certain business assets of (E)40 million in the current period.

Excluding this, the loss before tax in Group Centre reduced by (E)4 million. The key drivers behind this loss are an increased compliance spend, in particular Basel II and Sarbanes-Oxley, higher costs associated with restructuring programmes and funding costs of capital raised, offset by a lower charge relating to hedge ineffectiveness on transition to IFRS.

REVIEW OF GROUP PERFORMANCE

GROUP INCOME STATEMENT

GROUP INCOME STATEMENT

                                                   30-9-2006        30-9-2005
                                                        (E)M             (E)M      % CHANGE
                                            -----------------------------------------------
Net interest income                                    1,287            1,075           20
Other income                                             648              767          (16)
                                            -----------------------------------------------
Total operating income (net of insurance               1,935            1,842            5
claims)
Operating expenses                                    (1,029)            (972)           6
Impairment losses on loans and advances                  (48)             (50)          (4)
Share of associates and joint ventures                    29               28            4
(post-tax)
                                            -----------------------------------------------
Profit before tax                                        887              848            5
Taxation                                                (154)            (139)          11
Minority interest                                          2                3
Dividends to preference stockholders                      (7)              (6)
                                            -----------------------------------------------
Profit attributable to ordinary                          728              706            3
stockholders
                                            -----------------------------------------------
Basic EPS cents per share                               76.7             74.6            3
                                            -----------------------------------------------



INCOME


TOTAL INCOME increased by 5% from (E)1,842 million in the six months to 30 September 2005 to (E)1,935 million in the six months to 30 September 2006. This performance has been impacted by the distorting impact on both periods of the following items:


                                                   30-9-2006        30-9-2005
                                                        (E)M             (E)M
                                            ---------------------------------
(i)  Gain on disposal of business assets                  40              183
(ii) Gross up of policyholder tax in the                  15               31
Life business
(iii) Hedge ineffectiveness on transition                 (1)             (21)
to IFRS
(iv) Acquisitions/Disposals                               11               31
                                            ---------------------------------
                                                          65              224

                                            ---------------------------------



Excluding the impact of the above items, total income increased by 16% from
(E)1,618 million to (E)1,870 million, driven by strong volume increases in both lending and resources across the Group, together with the excellent performance from our fee-earning activities in our Life business, Retail Republic of Ireland, UK Financial Services and Wholesale Financial Services.

NET INTEREST INCOME increased by 20% for the half-year to 30 September 2006. However, the two periods are not directly comparable as the prior period included (E)19 million associated with the trading impact of the Bristol and West branch network, which was disposed of in September 2005. Comparison of performance has been further distorted by the impact of the application of IAS 32 and IAS 39 in the current period. These standards have the effect of recognising certain income streams as net interest income, which in the prior period would have been recognised as other income. The financial reporting impact of the application of IAS 32 and IAS 39 is to increase net interest income by (E)36 million with a corresponding decline in other income.

Net interest income, excluding the impact of the aforementioned items, increased by 18% to (E)1,251 million in the half-year to 30 September 2006. This excellent performance was driven by the continued strong growth in loans and resources across the Group. Loans to customers increased by 24% and resources grew by 24%. A number of drivers contributed to this volume growth: the continuing favourable economic backdrop to our activities in Ireland and the UK; the strength of our franchise in Ireland, supported by the scale of our multi-channel distribution network; the further delivery from our investment in our UK Business Banking and Corporate Banking teams.

GROUP NET INTEREST MARGIN
                                                       30-9-2006          30-9-2005
                                                            (E)M              (E)M          % CHANGE
                                                 ---------------------------------------------------
Average interest earning assets ((E)billion)
Domestic                                                        96                78
Foreign                                                         53                42
                                                 ----------------------------------------------------
Total                                                          149               120               24
                                                 ----------------------------------------------------
Net Interest Margin (%)
Domestic net interest margin                                  1.90              1.86
Foreign net interest margin                                   1.41              1.66
                                                 -----------------------------------
Group net interest margin                                     1.73              1.79
IAS 32 and 39 impact                                          0.05                --
                                                 -----------------------------------
Adjusted net interest margin                                  1.68              1.79
                                                 -----------------------------------


The Group net interest margin, excluding the positive impact of IAS 32 and IAS 39, decreased by 11bps to 1.68% for the 6 months to 30 September 2006 from 1.79% for the 6 months to 30 September 2005. The drivers of margin attrition are: balance sheet structure where the growth in average loans exceeded that of average deposits over the period, lower lending margins, and a contraction in margins arising from the sale of the Bristol and West branch network.

The pace of margin attrition, in what is a very competitive environment, is expected to slow as the rate of loan growth relative to resource growth becomes more aligned and the increasing interest rate environment continues to positively impact liability margins.

OTHER INCOME fell by 16% or (E)119 million, from (E)767 million in the period to 30 September 2005 to (E)648 million in the period to 30 September 2006. This performance has been distorted by the impact of gains on disposal of certain business assets (September 2006: (E)40 million; September 2005:
(E)183 million), together with a lower gross up of policyholder tax in the Life business (September 2006: (E)15 million; September 2005: (E)31 million) and the effect of IAS 32 and 39 which has reduced other income by (E)36 million in the current period. This is partly offset by a lower charge for hedge ineffectiveness on transition to IFRS (September 2006: ((E)1 million);
September 2005: ((E)21 million)).

Excluding these items other income has increased by 10% to (E)630 million in the six months to 30 September 2006.

The drivers of this increase are broadly based across the Group: excellent new business sales growth in the Life business; higher fees in Corporate Banking; increased sales of insurance products in POFS; increased fees from a range of activities in Retail Republic of Ireland. This overall strong performance was partly offset by the decline in income from BIAM, and the negative investment variance and impact of the change in the discount rate in the prior period in the Life business.

OPERATING EXPENSES

Total Operating Expenses increased by 6% or (E)57 million from (E)972 million in the six months to 30 September 2005 to (E)1,029 million in the six months to 30 September 2006. This performance has been impacted by costs related to the trading impact of acquisitions and disposals in both periods. The cost base in the prior period included (E)36 million relating to the Bristol & West branch network, which was sold in September 2005. The cost base in the current period included costs of (E)12 million associated with acquisitions. The two periods have been further distorted by costs associated with restructuring programmes (September 2006: (E)19 million; September 2005: (E)10 million).

Excluding the impact of the above items, operating expenses increased by 8%.

Efficiency improvements remain a core focus and we continue to make significant progress in this regard. Our cost/income ratio was 52% for the six months ended 30 September 2006.

The main drivers of total operating expenses (excluding costs associated with the restructuring programme and the impact of acquisitions and disposals) were:

   - Investment costs of 3% relating to the development of our Global Markets and Corporate Banking activities in Europe and the United States together with the costs associated with the launch of new products in POFS.

   - Compliance costs of 1% associated with the Sarbanes-Oxley and Basel II programmes.

   - Business as usual cost growth of 7% where 3% is due to volume growth and performance related compensation and is driven by the significant growth in new business across the Group. The remaining 4% is due to inflation.

   - Cost savings of (3%) arising from the continued successful implementation of the Strategic Transformation Programme in the current period.

We have continued to make excellent progress on the implementation of the Strategic Transformation Programme. We are confident of delivering savings in the current financial year ahead of our cumulative target of (E)75 million with achieved savings in the half year to 30 September 2006 of (E)40 million.

IMPAIRMENT OF LOANS AND ADVANCES

The ongoing benign economic environment continues to support excellent asset quality across the Group.

The impairment charge for the six months to 30 September 2006 amounts to (E)48 million or 9 bps when expressed as an annualised percentage of average loans. Impairment losses on loans and advances are at historically low levels. Loan losses have benefited from some provision write-backs during the period, in particular write-backs in Corporate Banking amounting to (E)16 million. We continue to maintain a satisfactory level of provisions against impaired loans, with a coverage ratio of 47%, a level we are comfortable with as mortgages represent 46% of our total lending.

Total balance sheet provisions were (E)398 million at 30 September 2006, compared to (E)343 million in September 2005.

ASSET QUALITY


                                                                    30-9-2006         30-9-2005        CHANGE
                                                            -------------------------------------------------
Total average customer advances ((E)bn)                                   107                87            23%
Impaired loans ((E)m)                                                     844               693            22%
Impairment provision ((E)m)                                               398               343            16%
Coverage ratio (%)                                                         47                50            (3)%
Impairment losses on loans and advances ((E)m)                             48                50            (4)%
Impairment losses on loans and advances (annualised bps)                    9                11        (2 bps)

SHARE OF ASSOCIATES AND JOINT VENTURES

Profit after tax from associated undertakings and joint ventures, which mainly relates to First Rate Exchange Services, remained broadly in line with the prior period at (E)29 million in the six-month period to 30 September 2006, against the backdrop of challenging market conditions.

BALANCE SHEET -- CAPITAL AND FUNDING

Total assets increased 22% from (E)146 billion to (E)178 billion in the year to 30 September 2006. Customer lending increased by 24% and total resources increased by 24%.

Risk weighted assets grew by 23% from (E)88.5 billion to (E)109.3 billion.

                   % GROWTH SEPTEMBER 2006 OVER SEPTEMBER 2005


                                       RISK WEIGHTED
                                              ASSETS          CUSTOMER LENDING              RESOURCES
                                     ----------------------------------------------------------------
Retail Republic of Ireland                        27                        25                     16
Wholesale Financial Services                      17                        20                     21
UK Financial Services                             27                        25                     35
                                     ----------------------------------------------------------------
Group                                             23                        24                     24
                                     ----------------------------------------------------------------

CAPITAL

Bank of Ireland has maintained a strong capital position. At September 2006, our Total Capital Ratio was 10.9% compared to 10.6% at September 2005. Our Tier 1 Ratio at 30 September 2006 was 7.7% compared to 7.3% in September 2005.

During the period the Group raised Pound Sterling500 million ((E)738 million) of non-equity Tier 1 Capital.

                                                 30-9-2006             30-9-2005
                                      ------------------------------------------
Risk Weighted Assets ((E)bn)                         109.3                  88.5
Total Capital Ratio (%)                               10.9                  10.6
Tier 1 Ratio (%)                                       7.7                   7.3

The Group has strong capital resources and our approach to capital management ensures that we have adequate capital to support our business plans.

FUNDING

Funding sourced from the wholesale markets has reduced from 45% to 44% of total balance sheet (excluding Bank of Ireland Life assets held on behalf of policyholders) between 30 September 2005 and 30 September 2006. This reduction results from a significant increase in the pace of customer deposit growth, particularly in UKFS.


BALANCE SHEET FUNDING                            30-9-2006             30-9-2005
                                                         %                     %
                                      ------------------------------------------
Deposits by banks                                       17                    22
CP/CDs                                                  12                    13
Senior Debt/ACS                                         15                    10
                                      ------------------------------------------
Wholesale Funding                                       44                    45
Customer Deposits                                       43                    42
Capital/Sub. Debt                                        8                     7
Other                                                    5                     6
                                      ------------------------------------------
TOTAL                                                  100                   100
                                      ------------------------------------------

Wholesale funding is managed to ensure maximum diversification across maturity, investor type and geography and to minimise the concentration of funding within each particular market segment. The wholesale market continues to be characterised by strong investor demand for Bank of Ireland paper. During the half-year to 30 September 2006 the Group issued its second US Extendible Note Transaction raising US$2 billion, and in September 2006 issued (E)1.5 billion 5-year senior notes from its Euro Note Programme.

The Group also issued a further (E)2 billion of asset covered securities in a 7-year benchmark deal.

The Group remains well placed to access wholesale funding sources. The Group funding strategy remains to grow core customer deposits and to access wholesale funding in a prudent, diversified and efficient manner.


EFFECTIVE TAX RATE

The taxation charge for the Group was (E)154 million compared to (E)139 million in the half-year to 30 September 2005.

The effective tax rate was 17.4% compared to 16.4% in the half-year to 30 September 2005. The rate has increased largely as the tax charge for the period to September 2005 contained the benefit from the non-taxable gain in relation to the disposal of the Bristol & West branch network. This factor more than offsets the benefits of the abolition of the financial levy and the reduced gross-up for policyholder tax in the Life Business.


DIVIDEND

In accordance with Group policy, the Interim Dividend is set at 40% of the total distribution per unit of Ordinary Stock for the prior year. The Court has therefore recommended an Interim Dividend of 21.0 cent per unit of Ordinary Stock; this results in an increase of 15% over the corresponding period last year. This dividend will be paid on or after 16 January 2007 to Stockholders who are registered as holding Ordinary Stock at the close of business on 24 November 2006. These dates have been revised to facilitate the reintroduction of the Stock Alternative Scheme and the dividend will be paid in cash and/or additional stock, at the election of Stockholders.

ROE

Return on equity was 26% for the period ended 30 September 2006.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

                                                                               HALF YEAR       HALF YEAR           YEAR
                                                                               30-9-2006       30-9-2005      31-3-2006
                                                                                    (E)M            (E)M           (E)M
                                                                         ----------------------------------------------
INTEREST INCOME (Note 4)                                                           3,698           2,929          5,954

INTEREST EXPENSE (Note 5)                                                         (2,411)         (1,854)        (3,647)
                                                                         ----------------------------------------------

NET INTEREST INCOME                                                                1,287           1,075          2,307

Insurance net premium income                                                         936             529          1,298
                                                                         ----------------------------------------------
Fees and commissions income                                                          490             457            912
Fees and commissions expense                                                         (91)            (97)          (170)
                                                                         ----------------------------------------------
Net fees and commissions income                                                      399             360            742
Net trading income                                                                     2              11             30
Life assurance investment income and gains                                            44             312            625
Other operating income (Note 6)                                                      121              68            165
Profit on disposal of business activities                                              8             183            176
                                                                         ----------------------------------------------

TOTAL OPERATING INCOME                                                             2,797           2,538          5,343
Increase in insurance contract liabilities and claims paid                          (862)           (696)        (1,666)
                                                                         ----------------------------------------------

TOTAL OPERATING INCOME, NET OF INSURANCE CLAIMS                                    1,935           1,842          3,677

TOTAL OPERATING EXPENSES (NOTE 7)                                                 (1,029)           (972)        (2,020)
                                                                         ----------------------------------------------

OPERATING PROFIT BEFORE IMPAIRMENT LOSSES                                            906             870          1,657
Impairment losses  (Note 12)                                                         (48)            (50)          (103)
                                                                         ----------------------------------------------

OPERATING PROFIT                                                                     858             820          1,554
Income from associated undertakings and joint ventures                                29              28             45
                                                                         ----------------------------------------------

PROFIT BEFORE TAXATION                                                               887             848          1,599
Taxation (Note 9)                                                                   (154)           (139)          (303)
                                                                         ----------------------------------------------

PROFIT FOR THE PERIOD                                                                733             709          1,296
                                                                         ----------------------------------------------

Attributable to minority interests                                                    (2)             (3)            (9)
Attributable to stockholders                                                         735             712          1,305
                                                                         ----------------------------------------------

PROFIT FOR THE PERIOD                                                                733             709          1,296
                                                                         ----------------------------------------------


Earnings per unit of(E)0.64 ordinary stock (Note 10)                                76.7c           74.6c         136.4c
                                                                         ----------------------------------------------

Diluted earnings per unit of(E)0.64 ordinary stock (Note 10)                        76.2c           74.0c         135.4c
                                                                         ----------------------------------------------


CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                    30-9-2006      30-9-2005     31-3-2006
                                                                         (E)M           (E)M          (E)M
                                                                 ------------------------------------------
ASSETS
Cash and balances at central banks                                        840            730         1,899
Items in the course of collection from other banks                        839            722           930
Central government and other eligible bills                                 9            180             8
Trading assets (Note 13)                                                  477            640           620
Derivative financial instruments                                        2,295          2,023         2,085
Other financial assets at fair value through P/L (Note 13)             10,984          9,277        10,580
Loans and advances to banks                                             8,251          9,658        10,576
Available-for-sale financial assets (Note 13)                          32,515         26,522        28,205
Loans and advances to customers (Note 11)                             114,356         91,286       101,246
Interests in associated undertakings                                       25             17            21
Interest in joint ventures                                                131             89            75
Intangible assets - Goodwill                                              361            285           375
Intangible assets - Other                                                 597            569           590
Investment property                                                     1,042            620           807
Property, plant & equipment                                               716            696           860
Assets classified as held for sale (note 14)                            1,849             --            --
Deferred tax asset                                                         27            111            30
Other assets                                                            2,529          2,888         3,447
                                                                 ------------------------------------------
TOTAL ASSETS                                                          177,843        146,313       162,354
                                                                 ------------------------------------------


                                                                    30-9-2006      30-9-2005     31-3-2006
                                                                         (E)M           (E)M          (E)M
                                                                 ------------------------------------------
EQUITY AND LIABILITIES
Deposits by banks                                                      28,593         30,237        32,312
Customer accounts (Note 15)                                            70,791         57,319        61,710
Items in the course of transmission to other banks                        304             99           284
Derivative financial instruments                                        2,060          1,952         1,647
Liabilities to customers under investment contracts                     6,380          5,633         6,650
Debt securities in issue                                               43,940         31,011        36,814
Insurance contract liabilities                                          6,122          4,163         5,192
Other liabilities                                                       3,816          4,635         4,711
Deferred tax liabilities                                                  226            163           207
Other provisions                                                          114            156           153
Post retirement benefit obligations                                       851          1,236           808
Subordinated liabilities (Note 16)                                      7,223          5,125         6,493
Disposal Group classified as held for sale (note 14)                    1,551             --            --
                                                                 ------------------------------------------
TOTAL LIABILITIES                                                     171,971        141,729       156,981
                                                                 ------------------------------------------
EQUITY
Share capital (Note 17)                                                   663            663           663
Share premium account (Note 18)                                           767            767           767
Retained profit (Note 18)                                               3,669          2,523         3,330
Other reserves (note 18)                                                  993            795           803
Own shares held for the benefit of life assurance policyholders          (253)          (216)         (235)
                                                                 ------------------------------------------

STOCKHOLDERS EQUITY                                                     5,839          4,532         5,328
Minority interests                                                         33             52            45
                                                                 ------------------------------------------

TOTAL EQUITY                                                            5,872          4,584         5,373
                                                                 ------------------------------------------

TOTAL EQUITY AND LIABILITIES                                          177,843        146,313       162,354
                                                                 ------------------------------------------

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

                                                                             HALF          HALF
                                                                             YEAR          YEAR         YEAR
                                                                        30-9-2006     30-9-2005    31-3-2006
                                                                             (E)M          (E)M         (E)M

Net gain on property revaluation                                               --            --          187
Net change in cash flow hedge reserve                                          34           (77)          (7)
Net change in Available for Sale reserve                                        1            59        (104)
Net actuarial gains/losses in defined benefit pension schemes                (30)         (257)          113
Foreign exchange translations                                                  84            53         (17)
                                                                     ----------------------------------------

Income/expense recognised in equity                                            89         (222)          172
Profit for the period                                                         733           709        1,296
                                                                     ----------------------------------------

Total recognised income/expense for the year                                  822           487        1,468
                                                                     ----------------------------------------
Attributable to:
Equity holders of the parent                                                  824           490        1,477
Minority interests                                                             (2)           (3)          (9)
                                                                     ----------------------------------------

                                                                              822           487        1,468
                                                                     ----------------------------------------


Implementation of IAS32/39 and IFRS 4 as at 1 April 2005                       --            28           28
                                                                     ----------------------------------------
Attributable to:
Equity holders of the parent                                                   --            28           28
Minority interests                                                             --            --           --
                                                                     ----------------------------------------
                                                                               --            28           28
                                                                     ----------------------------------------

CONSOLIDATED CONDENSED CASH FLOW STATEMENT (UNAUDITED)

                                                                               HALF YEAR         HALF YEAR            YEAR
                                                                               30-9-2006         30-9-2005       31-3-2006
                                                                                    (E)M              (E)M            (E)M
                                                                         --------------------------------------------------
OPERATING ACTIVITIES:

Operating profit                                                                    858               820           1,554

Adjust for non cash items:
Profit on disposal of businesses                                                     (8)             (183)           (176)
Depreciation and amortisation                                                        76                81             166
Impairment losses                                                                    48                50             103
Movement on share based payments reserve                                              6                 6              11
Profit on sale of property, plant and equipment                                      --                --              (4)
Interest on subordinated liabilities                                                173               124             256
Other non cash items                                                                (51)              (39)            (73)
                                                                          -------------------------------------------------

NET CASH FLOW FROM TRADING ACTIVITIES                                             1,102               859           1,837

Changes in operating assets and liabilities:                                      5,174             3,477           5,011
                                                                          -------------------------------------------------

Net cash flow from operating activities before tax and dividend                   6,276             4,336           6,848
Taxation paid                                                                       (34)              (40)           (230)
                                                                          -------------------------------------------------

NET CASH FLOW FROM OPERATING ACTIVITIES                                            6,242             4,296           6,618
                                                                          -------------------------------------------------

INVESTING ACTIVITIES:

Dividend received from Joint Venture                                                 --                --              25
Acquisitions/disposals of businesses                                                (18)              229              91
Net purchases/sales of financial assets                                          (4,294)           (5,485)         (7,217)
Purchase of property, plant, equipment, investment property and                    (391)             (178)           (509)
intangible assets
Proceeds from disposals of property, plant and equipment, investment
property and intangible assets                                                       55                10             219
                                                                          -------------------------------------------------

NET CASH FLOW FROM INVESTING ACTIVITIES                                          (4,648)           (5,424)         (7,391)
                                                                          -------------------------------------------------

FINANCING ACTIVITIES:

Interest paid on subordinated liabilities                                           (73)              (30)           (233)
Proceeds from issue of subordinated liabilities                                     733               883           2,414
Proceeds from issue of ordinary stock                                                42                30              36
Equity dividends paid                                                              (334)             (282)           (459)
Dividends paid to minority interests                                                 (3)               (4)             (6)
Dividends paid on other equity interests                                             (7)               (6)            (13)
                                                                          -------------------------------------------------

NET CASH FLOW FROM FINANCING ACTIVITIES                                             358               591           1,739
                                                                          -------------------------------------------------

Net increase/(decrease) in cash and cash equivalents                              1,952              (537)            966

Cash and cash equivalents at start of period                                      6,162             5,217           5,217
Exchange movements                                                                   41                10             (21)
                                                                          -------------------------------------------------

Cash and cash equivalents at end of period                                        8,155             4,690           6,162
                                                                          -------------------------------------------------

1        ACCOUNTING POLICIES AND PRESENTATION OF FINANCIAL INFORMATION

The accounting policies applied by the Group in the preparation of the interim financial statements for the half year ended 30 September 2006 are in accordance with the recognition and measurements principles of International Financial Reporting Standards as adopted by the EU and are with the same as those set out in the Annual Report and Accounts for the year ended 31 March 2006.

The Group has chosen not to adopt IAS 34 'Interim Financial Reporting' in preparing its 2006 interim accounts since adoption of this standard is not mandatory until the EU Transparency Directive is implemented through the Irish Stock Exchange's Listing Rules.

This interim financial information does not comprise statutory accounts within the meaning of Section 19 of the Companies (Amendment) Act 1986. The statutory accounts for the financial year ended 31 March 2006 were approved by the Board of Directors on 30 May 2006 and contained an unqualified audit report and have been filed with the Companies Office on 10 August 2006.

Following revised interpretations of the requirements of IFRS and the application of the hedging requirements of IAS 39, the Group balance sheet, as at 30 September 2005, reflects some reclassifications within the balance sheet and an immaterial reduction in net equity as compared to the figures previously published. There has also been an increase in the carrying value of goodwill with a corresponding increase in liabilities.

2        ACQUISITIONS AND DISPOSALS

On 21 April 2006 the Group completed the sale of Enterprise Finance Europe GmbH for a consideration of (E)10.5million giving rise to a profit on disposal of
(E)7.8m.

On 20 June 2006 the Group announced that it had established a joint venture with Paul Capital Partners (PCP), a leading US private equity specialist, to provide private equity fund of funds products and advisory services to institutional and other investors worldwide. The new joint venture is called Paul Capital Investments, LLC (PCI) and is based in San Francisco, California. The Group paid US$25m for a 50% share in PCI and may increase its shareholding up to 70% no earlier than 2008 on a pre-agreed basis.

On 31 October 2006, the Group completed the sale of its 90.444% equity stake in Davy Stockbrokers to the management and staff of Davy for a consideration of
(E)316.55m. This values the overall business at (E)350m. The profit on disposal after tax is expected to be approximately (E)225m and will be reflected in the Group results for the year ending 31 March 2007. The assets and Liabilities of Davy have been classified as held for sale on the balance sheet (see note 14) under IFRS 5. In line with the Standard no prior year restatement of Balance Sheets have been made.

On 21 September 2005 the Group disposed of the Bristol and West branch network for a consideration of Pound Sterling155.6m.

3        SEGMENTAL ANALYSIS

The segmental analysis of the Group's results and financial position is set out below by business class and by geographic segment. For the geographic analysis Ireland (excluding Northern Ireland) includes profits generated in the International Financial Services Centre. Revenue is defined as gross interest income, non interest income, insurance net premium income, net of insurance claims and income from associates and joint ventures. The Group has six business classes detailed in the table below. During the year to 31 March 2006 the divisional segments were restructured with the PO Joint Venture and First Rate Enterprises moving into UK Financial Services from Group Centre and Wholesale Financial Services respectively. Prior year results have been adjusted to reflect this change.

The analysis of results by business class is based on management accounts information. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.


                                    -- 19--

(a)      BUSINESS SEGMENTS

                              RETAIL               WHOLESALE           UK            ASSET
                         REPUBLIC OF               FINANCIAL    FINANCIAL       MANAGEMENT    GROUP
HALF YEAR ENDED              IRELAND   BOI LIFE     SERVICES     SERVICES         SERVICES   CENTRE   ELIMINATION     GROUP
30 SEPTEMBER 2006               (E)M       (E)M         (E)M         (E)M             (E)M     (E)M          (E)M      (E)M
---------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME              632          4          282          372                3        (6)                 1,287
Insurance net
premium income                    --        920           --           --               --        16                    936
Other income                     188         66          126           74              103         9                    566
Profit on disposal
of business activities            --         --           --           --               --         8                      8
                         ---------------------------------------------------------------------------------------------------
TOTAL INCOME                     820        990          408          446              106        27                  2,797
Insurance claims                  --       (858)          --           --               --        (4)                  (862)
                         ---------------------------------------------------------------------------------------------------
TOTAL INCOME, NET OF             820        132          408          446              106        23                  1,935
INSURANCE CLAIMS
Operating expenses              (411)       (48)        (145)        (222)             (70)      (57)                  (953)
Depreciation and
amortisation                     (38)        (2)          (6)         (19)              (3)       (8)                   (76)
Impairment losses                (33)        --           (4)         (11)              --        --                   (48)
Income from
associates and joint
ventures                           1         --           --           28               --        --                     29
                         ---------------------------------------------------------------------------------------------------
PROFIT BEFORE
TAXATION--
CONTINUING OPERATIONS            339         82          253          222               33       (42)                   887

Sale of business
assets                            --         --           --           --               --       (40)                   (40)
Gross up of
policyholder tax in
the Life business                 --        (15)          --           --               --        --                    (15)
Hedge
ineffectiveness on
transition to IFRS                --         --           --           --               --         1                      1
Restructuring
programme                         --         --           --           --               --        19                     19
                         ---------------------------------------------------------------------------------------------------
GROUP PROFIT BEFORE
TAX EXCLUDING THE
IMPACT OF ABOVE ITEMS            339         67          253          222               33       (62)                   852
                         ---------------------------------------------------------------------------------------------------

Total assets                  90,438     13,000      152,848       62,647            2,889    23,884     (167,863)  177,843
                         ---------------------------------------------------------------------------------------------------
Total liabilities             88,603     12,861      151,745       60,323            2,417    23,885     (167,863)  171,971
                         ---------------------------------------------------------------------------------------------------
Capital expenditure(i)            23          1            4           35                4        15           --        82
                         ---------------------------------------------------------------------------------------------------

(i)Capital expenditure comprises additions to property and equipment and intangible assets including additions resulting from acquisitions through business combinations.

(a)      BUSINESS SEGMENTS


                              RETAIL               WHOLESALE            UK          ASSET
                         REPUBLIC OF               FINANCIAL     FINANCIAL     MANAGEMENT    GROUP
YEAR ENDED                   IRELAND   BOI LIFE     SERVICES      SERVICES       SERVICES   CENTRE    ELIMINATIONS    GROUP
31 MARCH 2006                   (E)M       (E)M         (E)M          (E)M          (E)M      (E)M            (E)M     (E)M
----------------------------------------------------------------------------------------------------------------------------
NET INTEREST INCOME            1,119          8          454           722             7         (3)            --    2,307

Insurance net
premium income                    --      1,264           --            --            --         34             --    1,298
Other income                     351        681          243            94           215        (22)            --    1,562
Profit on disposal
of business
activities                        --         --           --           176            --         --             --      176
                         ---------------------------------------------------------------------------------------------------
TOTAL INCOME                   1,470      1,953          697           992           222          9             --    5,343
Insurance claims                  --     (1,655)          --            --            --        (11)            --   (1,666)
                         ---------------------------------------------------------------------------------------------------
TOTAL INCOME, NET OF
INSURANCE CLAIMS               1,470        298          697           992           222         (2)            --    3,677
Operating expenses              (790)       (92)        (271)         (448)         (133)      (120)            --   (1,854)
Depreciation and                 (81)        (3)         (17)          (33)           (4)       (28)            --     (166)
amortisation
Impairment losses                (54)        --          (23)          (26)           --         --             --     (103)
Income from
associates and joint
ventures                           5         --           --            40            --         --             --       45
                         ---------------------------------------------------------------------------------------------------
PROFIT BEFORE
TAXATION                         550        203          386           525            85       (150)            --    1,599

Sale of business
activities                        --         --           --          (176)           --         --             --     (176)
Gross up of
policyholder tax in
the Life business                 --        (69)          --            --            --         --             --      (69)
Hedge
ineffectiveness on                --         --           --            --            --          7             --        7
transition to IFRS
Restructuring
programme                         --         --           --            --            --         32             --       32
                         ---------------------------------------------------------------------------------------------------
GROUP PROFIT BEFORE
TAX EXCLUDING THE
IMPACT OF ABOVE
ITEMS                            550        134          386           349            85       (111)            --    1,393
                         ---------------------------------------------------------------------------------------------------

Total assets                  77,935     12,326      136,774        54,580         2,906     19,533       (141,700) 162,354
                         ---------------------------------------------------------------------------------------------------
Total liabilities             76,320     12,210      135,896        52,501         2,506     19,248       (141,700) 156,981
                         ---------------------------------------------------------------------------------------------------
Capital                           55         --           10            58            26         30             --      179
expenditure(i)
                         ---------------------------------------------------------------------------------------------------

(a)      BUSINESS SEGMENTS

HALF YEAR ENDED          RETAIL             WHOLESALE           UK         ASSET
30 SEPTEMBER           REPUBLIC       BOI   FINANCIAL    FINANCIAL    MANAGEMENT     GROUP
2005                 OF IRELAND      LIFE    SERVICES     SERVICES      SERVICES    CENTRE  ELIMINATIONS     GROUP
RESTATED*                  (E)m      (E)m        (E)m         (E)m          (E)m      (E)m          (E)m      (E)m
-------------------------------------------------------------------------------------------------------------------
NET INTEREST                546         4         181          338             5         1                   1,075
INCOME
Insurance net                --       515          --           --            --        14                     529
premium income
Other income                167       319         130           60           110       (35)           --       751
Profit on disposal           --        --          --          183            --        --                     183
of business
activities
                     ----------------------------------------------------------------------------------------------
TOTAL INCOME                713       838         311          581           115       (20)                   2538
Insurance claims             --      (691)         --           --            --        (5)                   (696)
                     ----------------------------------------------------------------------------------------------
TOTAL INCOME, NET           713       147         311          581           115       (25)                   1842
OF INSURANCE
CLAIMS
Operating expenses         (383)      (45)       (122)        (227)          (62)      (52)                   (891)
Depreciation and            (40)       (3)         (6)         (21)           (2)       (9)                    (81)
amortisation
Impairment losses           (23)       --         (17)         (10)           --        --                     (50)
Income from                   1                    --           27                                              28
associates and
joint ventures
                     ----------------------------------------------------------------------------------------------
PROFIT BEFORE               268        99         166          350            51       (86)                    848
TAXATION

Sale of business             --        --          --         (183)           --        --                    (183)
activities
Gross up of                  --       (31)         --           --            --        --                     (31)
policyholder tax
in the Life
business
Hedge                        --        --          --           --            --        21                      21
ineffectiveness on
transition to IFRS
Restructuring                --        --          --           --            --        10                      10
programme
                     ----------------------------------------------------------------------------------------------
GROUP PROFIT
BEFORE TAX                  268        68         166          167            51       (55)           --       665
EXCLUDING THE
IMPACT OF ABOVE
ITEMS
                     ----------------------------------------------------------------------------------------------

Total assets             70,279    10,332     123,715       49,366         2,572    17,001      (126,952)  146,313
                     ----------------------------------------------------------------------------------------------
Total liabilities        68,665    10,216     122,869       47,260         2,170    17,501      (126,952)  141,729
                     ----------------------------------------------------------------------------------------------
Capital                      26        10           4           17             1        10            --        68
expenditure(i)
                     ----------------------------------------------------------------------------------------------

*Restated to reflect changes in organisational structure announced last year.

(b)      GEOGRAPHICAL SEGMENTS


                                                      HALF YEAR ENDED 30 SEPTEMBER 2006
                                 IRELAND   UNITED KINGDOM   REST OF WORLD   INTER-SEGMENT REVENUE      TOTAL
                                    (E)M             (E)M            (E)M                    (E)M       (E)M
                                 ---------------------------------------------------------------------------
Revenue                            3,318            2,161             141                  (1,154)     4,466
                                 ---------------------------------------------------------------------------

Profit before taxation               708              166              13                      --        887
                                 ---------------------------------------------------------------------------

                                 IRELAND   UNITED KINGDOM   REST OF WORLD            ELIMINATIONS      TOTAL
                                    (E)M             (E)M            (E)M                    (E)M       (E)M
                                 ---------------------------------------------------------------------------
Total assets                     156,699           71,426           4,930                 (55,212)   177,843
                                 ---------------------------------------------------------------------------

Capital expenditure(i)                45               35               2                      --         82
                                 ---------------------------------------------------------------------------


                                                     HALF YEAR ENDED 30 SEPTEMBER 2005
                                 IRELAND   UNITED KINGDOM    REST OF WORLD   INTER-SEGMENT REVENUE      TOTAL
                                    (E)M             (E)M            (E)M                     (E)M       (E)M
                                 ---------------------------------------------------------------------------

Revenue                            2,535            1,996             113                     (823)    3,821
                                 ---------------------------------------------------------------------------

Profit before taxation               471              355              22                       --       848
                                 ---------------------------------------------------------------------------

                                 IRELAND   UNITED KINGDOM   REST OF WORLD            ELIMINATIONS      TOTAL
                                    (E)M             (E)M            (E)M                    (E)M       (E)M
                                 ---------------------------------------------------------------------------
Total assets                     128,780           60,096           3,997                 (46,560)   146,313
                                 ---------------------------------------------------------------------------

Capital expenditure(i)                50               17               1                      --         68
                                 ---------------------------------------------------------------------------


                                                       YEAR ENDED 31 MARCH 2006
                                 IRELAND   UNITED KINGDOM   REST OF WORLD   INTER-SEGMENT REVENUE      TOTAL
                                    (E)M             (E)M            (E)M                    (E)M       (E)M
                                 ---------------------------------------------------------------------------

Revenue                            5,327            3,861             234                  (1,883)     7,539
                                 ---------------------------------------------------------------------------

Profit before taxation             1,07               478              43                      --      1,599
                                 ---------------------------------------------------------------------------

                                 IRELAND   UNITED KINGDOM   REST OF WORLD            ELIMINATIONS      TOTAL
                                    (E)M             (E)M            (E)M                    (E)M       (E)M
                                 ---------------------------------------------------------------------------

Total assets                     143,484           63,680           3,885                 (48,695)   162,354
                                 ---------------------------------------------------------------------------

Capital expenditure(i)                95               58              26                      --        179
                                 ---------------------------------------------------------------------------

4        INTEREST INCOME

                                                                           HALF YEAR        HALF YEAR           YEAR
                                                                           30-9-2006        30-9-2005      31-3-2006
                                                                                (E)M             (E)M           (E)M
                                                                           ------------------------------------------

         Loans and advances to banks                                             154              202            238
         Loans and advances to customers                                       2,849            2,164          4,576
         Finance leasing & instalment credit                                      85              111            197
         Available for sale assets                                               604              433            934
         Other                                                                     6               19              9
                                                                           ------------------------------------------

                                                                               3,698            2,929          5,954
                                                                           ------------------------------------------

5        INTEREST EXPENSE

                                                                           HALF YEAR        HALF YEAR           YEAR
                                                                           30-9-2006        30-9-2005      31-3-2006
                                                                                (E)M             (E)M           (E)M
                                                                           ------------------------------------------

         Interest on subordinated liabilities                                    168              124            250
         Other interest payable                                                2,243            1,730          3,397
                                                                           ------------------------------------------

                                                                               2,411            1,854          3,647
                                                                           ------------------------------------------

6        OTHER OPERATING INCOME

                                                                           HALF YEAR        HALF YEAR           YEAR
                                                                           30-9-2006        30-9-2005      31-3-2006
                                                                                (E)M             (E)M           (E)M
                                                                           ------------------------------------------
         Profit on disposal of investment securities                              --                1              4
         Other insurance income                                                   79               49            151
         Gain on Sale of Head Office Premises                                     32               --             --
         Other income                                                             10               18             10
                                                                           ------------------------------------------

                                                                                 121               68            165
                                                                           ------------------------------------------

7        TOTAL OPERATING EXPENSES

                                                                           HALF YEAR        HALF YEAR           YEAR
                                                                           30-9-2006        30-9-2005      31-3-2006
                                                                                (E)M             (E)M           (E)M
                                                                           ------------------------------------------

         Staff costs                                                             605              571          1,167
         Other administrative expenses                                           348              320            687
         Depreciation and amortisation of intangibles                             76               81            166
                                                                           ------------------------------------------

         Total operating expenses                                              1,029              972          2,020
                                                                           ------------------------------------------


8        EMPLOYEE INFORMATION

         The average full time equivalents categorised in line with the business classes, are as follows:

                                                                30-9-2006        30-9-2005        31-3-2006
                                                                -------------------------------------------

Retail Republic of Ireland                                          8,217            7,931            7,987
BOI Life                                                            1,071            1,065            1,063
Wholesale Financial Services                                        1,491            1,363            1,436
UK Financial Services                                               3,435            4,288            3,930
Asset Management Services                                             635              640              655
Group Centre                                                        1,002            1,133            1,119
                                                                -------------------------------------------

                                                                   15,851           16,420           16,190
                                                                -------------------------------------------

9        TAXATION ON PROFIT ON ORDINARY ACTIVITIES

                                                                HALF YEAR        HALF YEAR             YEAR
                                                                30-9-2006        30-9-2005        31-3-2006
                                                                     (E)M             (E)M             (E)M
                                                                -------------------------------------------
CURRENT TAX
Irish Corporation Tax
  Current year                                                        120               81              191
  Prior years                                                          (1)               3                8
Double taxation relief                                                (10)             (13)             (20)
Foreign tax
  Current year                                                         45               53               86
  Prior years                                                          --               --               (3)
                                                                -------------------------------------------

                                                                      154              124              262
DEFERRED TAX
Origination and reversal of temporary differences                      --               15               41
                                                                -------------------------------------------

                                                                      154              139              303
                                                                -------------------------------------------

10       EARNINGS PER UNIT OF (E)0.64 ORDINARY STOCK

The calculation of basic earnings per unit of (E)0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.


                                                                        HALF YEAR     HALF YEAR         YEAR
                                                                        30-9-2006     30-9-2005    31-3-2006
                                                                        ------------------------------------
BASIC

Profit attributable to Ordinary Stockholders                              (E)728m       (E)706m    (E)1,292m
Weighted average number of shares in issue excluding Treasury stock and own shares held for the benefit of life assurance
policyholders                                                                948m          946m         947m

Basic earnings per share                                                    76.7c         74.6c       136.4c

DILUTED
The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

                                                                        HALF YEAR     HALF YEAR          YEAR
                                                                        30-9-2006     30-9-2005     31-3-2006
                                                                   -------------------------------------------
Profit attributable to Ordinary Stockholders                              (E)728m       (E)706m     (E)1,292m

Weighted average number of shares in issue excluding Treasury                948m          946m          947m
stock and own shares held for the benefit of life assurance
policyholders
Effect of all dilutive potential Ordinary Stock                                7m            8m            7m
                                                                   -------------------------------------------

                                                                             955m          954m          954m
                                                                   -------------------------------------------

Diluted earnings per share                                                  76.2c         74.0c        135.4c

11       LOANS AND ADVANCES TO CUSTOMERS

                                                                        30-9-2006     30-9-2005     31-3-2006
                                                                             (E)M          (E)M          (E)M
                                                                     -----------------------------------------

Loans and advances to customers                                           111,336        88,256        98,497
Loans and advances-- finance leases and hire purchase receivables           3,417         3,373         3,108
                                                                     -----------------------------------------

                                                                          114,753        91,629       101,605
Provision for impairment (Note 12)                                           (397)         (343)         (359)
                                                                     -----------------------------------------

                                                                          114,356        91,286       101,246
                                                                      ----------------------------------------

12       IMPAIRMENT LOSSES ON LOANS AND ADVANCES

                                                                       HALF YEAR    HALF YEAR          YEAR
                                                                       30-9-2006    30-9-2005     31-3-2006
                                                                            (E)M         (E)M          (E)M
                                                                   -----------------------------------------
OPENING BALANCE                                                              360          319           319
Exchange adjustments                                                           2            2            (1)
Charge against profits                                                        49           50           100
Amounts written off                                                          (19)         (40)          (85)
Recoveries                                                                     9           12            21
Other movements                                                               (3)          --             6
                                                                   -----------------------------------------

CLOSING BALANCE                                                              398          343           360
                                                                   -----------------------------------------
of which relates to
Loans and advances to Customers                                              397          343           359
Loans and advances to Banks                                                    1           --             1
                                                                   -----------------------------------------
                                                                             398          343           360
                                                                   -----------------------------------------

13       FINANCIAL INSTRUMENTS

                                                                                30-9-2006      30-9-2005    31-3-2006
                                                                                     (E)M           (E)M         (E)M
                                                                             -----------------------------------------
(a)      TRADING ASSETS
         Loans to banks                                                                --             --           --
         Loans to customers                                                            --             --           --
         Debt securities:
                                                                             -----------------------------------------
           Government securities                                                      140            347          156
           Other debt securities                                                      337            271          440
                                                                             -----------------------------------------

         Equity instruments                                                            --             22           24
                                                                             -----------------------------------------
                                                                                      477            640          620
                                                                             -----------------------------------------


                                                                                30-9-2006      30-9-2005    31-3-2006
                                                                                     (E)M           (E)M         (E)M
                                                                             -----------------------------------------
(b)           OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH P/L
              Loans to banks                                                          258             --           --
              Loans to customers                                                       --             --           --
              Debt securities:
                                                                             -----------------------------------------
                Government securities                                               2,057          1,873        2,033
                Other debt securities                                                 502          1,711          725
                                                                             -----------------------------------------

              Equity instruments                                                    8,167          5,693        7,822
                                                                             -----------------------------------------
                                                                                   10,984          9,277       10,580
                                                                             -----------------------------------------


                                                                                 30-9-2006       30-9-2005    31-3-2006
                                                                                      (E)M            (E)M         (E)M
                                                                             -------------------------------------------
(c)           AVAILABLE FOR SALE FINANCIAL ASSETS
              Loans to banks                                                            --              --           --
              Loans to customers                                                        --              --           --
              Debt securities:
                                                                             -------------------------------------------
                Government securities                                                6,370           5,862        5,881
                Other debt securities                                               26,117          20,628       22,299
                                                                             -------------------------------------------

              Equity instruments                                                        28              32           25
                                                                             -------------------------------------------
                                                                                    32,515          26,522       28,205
                                                                             -------------------------------------------

14       ASSETS & LIABILITIES CLASSIFIED AS HELD FOR SALE

     Under IFRS 5 the Group are required to classify non-current assets as held for sale if their carrying amount will be recovered principally through a sale transaction rather than continuing use. Based on the criteria of IFRS 5 the Group has reclassified the following assets and liabilities as being "held for sale".

                                                                                   30-9-2006
                                                                                        (E)M
                                                                              --------------
     ASSETS:
     Group Property                                                                      140
     Assets of Davy's                                                                  1,630
     Other assets held for sale                                                           79
                                                                              --------------
                                                                                       1,849
                                                                              --------------
     LIABILITIES:
     Liabilities of Davy's                                                             1,551
                                                                              --------------


15   CUSTOMER ACCOUNTS


                                                                              30-9-2006      30-9-2005     31-3-2006
                                                                                   (E)M           (E)M          (E)M
                                                                         -------------------------------------------
     Current accounts                                                            17,009         14,624        15,876
     Demand deposits                                                             22,418         17,531        18,344
     Term deposits and other products                                            29,050         24,528        25,877
     Other short-term borrowings                                                  2,314            636         1,613
                                                                         -------------------------------------------

                                                                                 70,791         57,319        61,710
                                                                         -------------------------------------------

16   SUBORDINATED LIABILITIES


                                                                              30-9-2006      30-9-2005     31-3-2006
                                                                                   (E)M           (E)M          (E)M
                                                                         -------------------------------------------
     Opening balance                                                              6,493          4,086         4,086
     Implementation of IAS32/IAS39 on 1 April 2005                                   --            127           127
                                                                         -------------------------------------------
                                                                                  6,493          4,213         4,213

     Exchange adjustments                                                           (17)             8           (9)
     Issued during period                                                           733            883         2,414
     Fair value movements                                                            12             20         (127)
     Amortisation                                                                     2              1             2
                                                                         -------------------------------------------

     Closing balance                                                              7,223          5,125         6,493
                                                                         -------------------------------------------




17   SHARE CAPITAL




                                                                                 30-9-2006     30-9-2005      31-3-2006
                                                                                      (E)M          (E)M           (E)M
                                                                         ----------------------------------------------
     Allotted and fully paid
     Equity
     950.1m units of(E)0.64 of Ordinary Stock                                          608           607             607
     75.0m units of(E)0.64 of Treasury Stock                                            48            49              49
                                                                         -----------------------------------------------

                                                                                       656           656             656
     Other equity interests
     1.9m units of Non-Cumulative Preference Stock of StgPound                           3             3               3
     Sterling1 each
     3.0m units of Non-Cumulative Preference Stock of(E)1.27 each                        4             4               4
                                                                         -----------------------------------------------

                                                                                       663           663             663
                                                                         -----------------------------------------------



18   RESERVES


                                                                              HALF YEAR     HALF YEAR           YEAR
                                                                              30-9-2006     30-9-2005      31-3-2006
                                                                                   (E)M          (E)M           (E)M
                                                                       ---------------------------------------------
     SHARE PREMIUM ACCOUNT
     Opening balance                                                                767           767            767
                                                                       ---------------------------------------------

     Closing balance                                                                767           767            767
                                                                       ---------------------------------------------

     CAPITAL RESERVE
     Opening balance                                                                359           562            562
     Implementation of IAS32/IAS39 & IFRS4 on 1 April 2005                           --          (251)          (251)
                                                                       ---------------------------------------------
                                                                                    359           311            311

     Transfer from retained profit                                                   65            65             48
                                                                       ---------------------------------------------

     Closing balance                                                                424           376            359
                                                                       ---------------------------------------------

     RETAINED PROFIT
     Opening balance                                                              3,330         2,424          2,424
     Implementation of IAS32/IAS39 on 1 April 2005                                   --           (32)           (32)
                                                                       ---------------------------------------------
                                                                                  3,330         2,392          2,392

     Profit for period                                                              733           709          1,296
     Equity dividends                                                              (334)         (282)          (459)
     Dividends on other equity interests                                             (7)           (6)           (13)
     Transfer to capital reserves                                                   (65)          (65)           (48)
     Minority interest                                                                2             3              9
                                                                       ---------------------------------------------
     Profit retained                                                                329           359            785

     Reissue of treasury stock under employee stock schemes                          42            30             36
     Transfer from revaluation reserve                                               --            --              4
     Actuarial losses on pension funds                                              (30)         (257)           113
     Other                                                                           (2)           (1)            --
                                                                       ---------------------------------------------

     Closing balance                                                              3,669         2,523          3,330
                                                                       ---------------------------------------------



                                                                              HALF YEAR     HALF YEAR           YEAR
                                                                              30-9-2006     30-9-2005      31-3-2006
                                                                                   (E)M          (E)M           (E)M
                                                                       ---------------------------------------------
     REVALUATION RESERVE
     Opening balance                                                                342           159            159
     Transfer to retained profit on sale of property                                 --            --             (4)
     Revaluation of property                                                         --            --            212
     Deferred tax on revaluation of property                                         --            --            (25)
                                                                       ---------------------------------------------

     Closing balance                                                                342           159            342
                                                                       ---------------------------------------------

     AVAILABLE FOR SALE RESERVE
     Opening balance                                                                 26            --             --
     Implementation of IAS32/IAS39 on 1 April 2005                                   --           130            130
     Movement during period                                                           1            59           (104)
                                                                       ---------------------------------------------

     Closing balance                                                                 27           189             26
                                                                       ---------------------------------------------


     CASH FLOW HEDGE RESERVE

     Opening balance                                                                 60            --             --
     Implementation of IAS32/IAS39 on 1 April 2005                                   --            67             67
     Movement during period                                                          34           (77)            (7)
                                                                       ---------------------------------------------

     Closing balance                                                                 94          (10)             60
                                                                       ---------------------------------------------

     OTHER EQUITY RESERVE
     Opening balance                                                                114            --             --
     Implementation of IAS32/IAS39 on 1 April 2005                                   --           114            114
     Movement during period                                                          --            --             --
                                                                       ---------------------------------------------
     Closing balance                                                                114           114            114
                                                                       ---------------------------------------------

     SHARE BASED PAYMENTS RESERVE
     Opening balance                                                                 27            16             16
     Charge to income statement                                                       6             6             11
                                                                       ---------------------------------------------

     Closing balance                                                                 33            22             27
                                                                       ---------------------------------------------

     FOREIGN EXCHANGE RESERVE
     Opening balance                                                               (125)         (108)          (108)
     Exchange adjustments during year                                                84            53            (17)
                                                                       ---------------------------------------------

     Closing balance                                                                (41)          (55)          (125)
                                                                       ---------------------------------------------


19       MEMORANDUM ITEMS

CONTRACT AMOUNT


                                                                        30-9-2006       30-9-2005       31-3-2006
                                                                             (E)M            (E)M            (E)M
                                                              ----------------------------------------------------
CONTINGENT LIABILITIES
Acceptances and endorsements                                                   34              30              37
Guarantees and assets pledged as collateral security                        1,508           1,241           1,354
Other contingent liabilities                                                  613             631             675
                                                              ---------------------------------------------------

                                                                            2,155           1,902           2,066
                                                              ---------------------------------------------------

COMMITMENTS                                                                33,768          29,086          30,937
                                                              ---------------------------------------------------

20       AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the half years ended 30 September 2006 and 2005 and the year ended 31 March 2006. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. Rates for the half years are annualised.


                            HALF YEAR                          HALF YEAR                    YEAR
                            30-9-2006                         30-9-2005                     31-3-2006
                            ----------------------------- -----------------------------     -----------------------------
                            AVERAGE                       AVERAGE                            AVERAGE
                            BALANCE     INTEREST   RATE   BALANCE      INTEREST    RATE      BALANCE      INTEREST   RATE
                               (E)M         (E)M      %      (E)M          (E)M       %         (E)M         (E)M       %
                            ---------------------------------------------------------------------------------------------
ASSETS
LOANS TO BANKS
Domestic offices                 8,882        142    3.2        8,227        198     4.8        9,268        226     2.4
Foreign offices                    582         12    4.1          252          4     3.2          238         12     5.0
LOANS TO CUSTOMERS (1)
Domestic offices                58,484      1,548    5.3       46,455      1,093     4.7       49,969      2,309     4.6
Foreign offices                 50,476      1,388    5.5       40,583      1,182     5.8       43,106      2,264     5.3
CENTRAL GOVERNMENT AND OTHER
ELIGIBLE BILLS
Domestic offices                    --         --     --          231          1     0.9          126          1     0.8
Foreign offices                     --         --     --           --         --      --           --         --      --
DEBT SECURITIES
Domestic offices                28,376        569    4.0       22,709        408     3.6       24,380        869     3.6
Foreign offices                  1,671         35    4.2          906         25     5.5        1,518         64     4.2
OTHER FINANCIAL INSTRUMENTS AT
FAIR VALUE THROUGH P/L
Domestic                            49         --     --          102         --      --          152          1     0.7
Foreign                            268          6    4.5          714         18     5.0          232         10     4.3
                            ---------------------------------------------------------------------------------------------
TOTAL INTEREST EARNING
ASSETS
Domestic offices                95,791      2,259    4.7       77,724      1,700     4.4       83,895      3,406     4.1
Foreign offices                 52,997      1,441    5.4       42,455      1,229     5.8       45,094      2,350     5.2
Net swap interest                   --          3     --           --         --      --           --         34      --
                            ---------------------------------------------------------------------------------------------
                               148,788      3,703    5.0      120,179      2,929     4.9      128,989      5,790     4.5
Impairment losses on
loans and advances                (381)                          (320)                           (341)
Non interest earning
assets                          21,071                         19,349                          18,615
                            ---------------------------------------------------------------------------------------------

TOTAL ASSETS                   169,478      3,703    4.4      139,208      2,929     4.2      147,263      5,790     3.9
                            ---------------------------------------------------------------------------------------------


20       AVERAGE BALANCE SHEET AND INTEREST RATES (CONTINUED)


                           HALF YEAR                     HALF YEAR                      YEAR
                           30-9-2006                     30-9-2005                      31-3-2006
                           --------------------------    --------------------------     -------------------------------

                             AVERAGE                        AVERAGE                        AVERAGE
                             BALANCE     INTEREST  RATE     BALANCE   INTEREST    RATE     BALANCE   INTEREST     RATE
                                (E)M         (E)M     %        (E)M       (E)M       %        (E)M       (E)M        %
                           -------------------------------------------------------------------------------------------
LIABILITIES AND
STOCKHOLDERS' EQUITY
DEPOSITS BY BANKS
Domestic offices               28,136        505    3.6      21,613        370     3.4      17,038        478      2.8
Foreign offices                 2,528         58    4.6       1,718         29     3.4       2,041         74      3.6
CUSTOMER ACCOUNTS
Domestic offices               31,094        114    0.7      27,694        225     1.6      35,817        446      1.2
Foreign offices                23,614        754    6.4      22,081        633     5.7      20,579      1,100      5.3
DEBT SECURITIES IN ISSUE
Domestic offices               32,102        653    4.1      20,017        331     3.3      23,800        827      3.5
Foreign offices                 6,793        159    4.7       5,797        142     4.9       6,393        301      4.7
SUBORDINATED LIABILITIES
Domestic offices                3,504         79    4.5       2,544         51     4.0       2,955        120      4.1
Foreign offices                 3,013         94    6.2       1,979         73     7.4       2,284        137      6.0
                              ----------------------------------------------------------------------------------------
TOTAL INTEREST BEARING
LIABILITIES
Domestic offices               94,836      1,351    2.8      71,868        977     2.7      79,610      1,871      2.4
Foreign offices                35,948      1,065    5.9      31,575        877     5.6      31,297      1,612      5.2
                              ----------------------------------------------------------------------------------------
                              130,784      2,416    3.7     103,443      1,854     3.6     110,907      3,483      3.1

NON INTEREST BEARING
LIABILITIES
Current accounts               11,599                        10,133                         10,578
OTHER NON INTEREST             21,421                        21,249                         20,987
BEARING LIABILITIES
Stockholders' equity            5,674                         4,383                          4,791
including non equity
interest
                              ----------------------------------------------------------------------------------------

TOTAL LIABILITIES AND         169,478      2,416    2.9     139,208      1,854     2.7     147,263      3,483      2.4
STOCKHOLDERS' EQUITY
                              ----------------------------------------------------------------------------------------



(1) Loans to customers include non accrual loans and loans classified as problem loans.

21       RATES OF EXCHANGE

Principal rates of exchange used in the preparation of the accounts are as follows:


                                       HALF YEAR                HALF YEAR                   YEAR
                                       30-9-2006                30-9-2005                31-3-2006
                                   CLOSING     AVERAGE      CLOSING     AVERAGE      CLOSING      AVERAGE
         (E)/US$                     1.266      1.2733       1.2042      1.2286       1.2104       1.2126
         (E)/StgPound Sterling      0.6777      0.6847       0.6820      0.6805       0.6964       0.6826


22       CAPITAL ADEQUACY DATA


                                            HALF YEAR                HALF YEAR                     YEAR
                                            30-9-2006                30-9-2005                31-3-2006
                                                 (E)M                     (E)M                     (E)M
                                     -------------------------------------------------------------------
         ADJUSTED CAPITAL BASE
         Tier 1                                 8,464                    6,418                    7,334
         Tier 2                                 4,389                    3,687                    4,653
                                     -------------------------------------------------------------------

                                               12,853                   10,105                   11,987

         Supervisory deductions                  (926)                    (765)                    (870)
                                     -------------------------------------------------------------------

                                               11,927                    9,340                   11,117
                                     -------------------------------------------------------------------
        RISK WEIGHTED ASSETS
        Banking Book                          104,760                   84,803                   93,398
        Trading Book                            4,504                    3,685                    4,112
                                     -------------------------------------------------------------------

                                              109,264                   88,488                   97,510
                                     -------------------------------------------------------------------

        CAPITAL RATIOS
        Tier 1 Capital                            7.7%                     7.3%                     7.5%
        Total Capital                            10.9%                    10.6%                    11.4%

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland



By: /s/ John B. Clifford
    --------------------
Name:  John B. Clifford
Title: Group Secretary



Date: 8 December 2006